# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Citizens BancShares, Inc., CIK 0000798941
CUSIP: 31946M202
Title of class of securities: Class B Common Stock, $1.00 Par Value
Address of issuer's principal executive offices: 4300 Six Forks Road, Raleigh, North Carolina (NC), 27609
Date of event which requires filing of this statement: 12/22/2025
Filed by CIK 0001065416
Persons authorized to receive notices and communications: E. Knox Proctor V, Ward and Smith, P.A., 1001 College Court, New Bern, North Carolina (NC), 28562, (252) 672-5427

## Reporting persons
- Frank B. Holding, Jr. (CIK 0001065416): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 91,466; shared voting power 70,185; sole dispositive power 91,466; shared dispositive power 70,185; aggregate amount beneficially owned 161,651 (16.08% of the class); the aggregate amount excludes certain shares
- Hope H. Bryant (CIK 0001065415): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 12,973; shared voting power 38,735; sole dispositive power 12,718; shared dispositive power 38,735; aggregate amount beneficially owned 51,708 (5.14% of the class); the aggregate amount excludes certain shares
- Olivia B. Holding (CIK 0001563717): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 140,068; shared voting power 38,689; sole dispositive power 140,068; shared dispositive power 38,689; aggregate amount beneficially owned 178,757 (17.78% of the class); the aggregate amount excludes certain shares
- Claire H. Bristow (CIK 0001563815): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 44,899; shared voting power 66,540; sole dispositive power 44,899; shared dispositive power 66,462; aggregate amount beneficially owned 111,439 (11.09% of the class); the aggregate amount excludes certain shares
- Carson H. Brice (CIK 0001564431): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 107,951; shared voting power 563; sole dispositive power 107,951; shared dispositive power 563; aggregate amount beneficially owned 108,514 (10.8% of the class); the aggregate amount excludes certain shares
- Lewis R. Holding II (CIK 0002004343): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), affiliate funds (AF), subject company funds (SC), other (OO); sole voting power 59,794; shared voting power 321; sole dispositive power 59,794; shared dispositive power 321; aggregate amount beneficially owned 60,115 (5.98% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $1.00 Par Value
Name of issuer: First Citizens BancShares, Inc.
Address of issuer's principal executive offices: 4300 Six Forks Road, Raleigh, North Carolina (NC), 27609
Comment: This Amendment No. 6 amends and restates the Reporting Persons' joint Schedule 13D to (1) report a decrease by more than 1% in the percentage of outstanding shares of the Issuer's Class B Common Stock that may be deemed to be beneficially owned by Hope H. Bryant resulting from dispositions of shares of that class since the date of the previous amendment, and (2) reflect changes of less than 1% in the percentages of the outstanding shares of the class beneficially owned by each of the other Reporting Persons resulting from acquisitions and dispositions of shares since the date of the previous amendment.

## Item 2. Identity and Background
Name of person filing: This statement is filed jointly by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow, Carson H. Brice, and Lewis R. Holding II. The Reporting Persons are members of the same family, but each of them disclaims membership in a group.
Residence or business address: The Reporting Persons' addresses are listed in Exhibit A attached to this Schedule 13D/A.
Present principal occupation or employment: The Reporting Persons' principal occupations are listed in the Exhibit A attached to this Schedule 13D/A.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of the Issuer's Class B Common Stock held individually by Frank B. Holding, Jr., Hope H. Bryant, Olivia B. Holding, Claire H. Bristow and Carson H. Brice, respectively, were acquired in part through gifts from their parents, Frank B. Holding and Ella Ann L. Holding, in part with their personal funds, and in part, directly or indirectly, from or through the estate of their father, Frank B. Holding, and, in the case of Frank B. Holding, Jr., in part through the exchange of shares of the Issuer's Class A Common Stock he previously held for shares of Class B Common Stock. Shares listed in Item 5 as held by or for their children, grandchildren or other individuals or in trusts or other accounts for their benefit were acquired through gifts from them, Frank B. Holding and Ella Ann L. Holding, or other family members. Shares listed in Item 5 as held by Lewis R. Holding II were acquired in part through gifts from his parents, Frank B. Holding Jr. and Ruth E. Holding, and grandparents, Frank B. Holding and Ella Ann L. Holding, or other family members, in part with his personal funds, and in part through the exchange of shares of the Issuer's Class A Common Stock he previously held for shares of Class B Common Stock. Shares held by the various entities listed in the tables below were acquired by those entities with their separate funds or, in the case of the two charitable foundations, contributions by Robert P. Holding, Lewis R. Holding and/or Frank B. Holding and Ella Ann L. Holding.

## Item 4. Purpose of Transaction
Purpose of transaction: Frank B. Holding, Jr., Hope H. Bryant, and Claire H. Bristow's spouse, Peter M. Bristow, serve as executive officers and directors of the Issuer and, therefore, participate with the Issuer's management and Board of Directors in making policy and considering and taking action on significant corporate events involving the Issuer. Olivia B. Holding, Carson H. Brice and Claire H. Bristow are the siblings of Frank B. Holding, Jr. and Hope H. Bryant and do not participate in the management or policy-making functions of the Issuer. Lewis R. Holding II is the son of Frank B. Holding, Jr. and the nephew of Hope H. Bryant, Olivia B. Holding, Carson H. Brice and Claire H. Bristow and serves as an officer of the Issuer's subsidiary, but he does not participate in the management or policy-making functions of the Issuer. Shares of the Issuer's Class B Common Stock beneficially owned by each of them and by or for each of the other individuals and entities named in the tables below are held as described below for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of Class B Common Stock that is, or may be deemed to be, beneficially owned by each Reporting Person, and the percentages of outstanding shares of Class B Common Stock as of December 22, 2025, represented by those shares, are listed below.

Frank B. Holding Jr. - Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 161,651 shares of Class B Common Stock, amounting to 16.08% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Hope H. Bryant - Mrs. Bryant is, or may be deemed to be, the beneficial owner of an aggregate of 51,708 shares of Class B Common Stock, amounting to 5.14% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Olivia B. Holding - Ms. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 178,757 shares of Class B Common Stock, amounting to 17.78% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Claire H. Bristow - Mrs. Bristow is, or may be deemed to be, the beneficial owner of an aggregate of 111,439 shares of Class B Common Stock, amounting to 11.09% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Carson H. Brice - Mrs. Brice is, or may be deemed to be, the beneficial owner of an aggregate of 108,514 shares of Class B Common Stock, amounting to 10.80% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

Lewis R. Holding II - Mr. Holding is, or may be deemed to be, the beneficial owner of an aggregate of 60,115 shares of Classs B Common Stock, amounting to 5.98% of the outstanding Class B Common Stock, as further described in Exhibit B to this Schedule 13D/A.

In the aggregate, the Reporting Persons may be considered to beneficially own 672,184 shares of Class B Common Stock, or approximately 66.87% of the outstanding shares of that class. Certain entities in which certain of the Reporting Persons are shareholders and serve as directors hold 27,099 shares of Class B Common Stock, or approximately 2.70% of the outstanding shares of the class. Each of the Reporting Persons disclaims voting and dispositive power with respect to the shares held by those entities. In addition to the shares of Class B Common Stock listed for them in Exhibit B, the Reporting Persons may be considered to beneficially own, in the aggregate, approximately 24.03% of the outstanding shares of the Issuer's Class A Common Stock, which is a separate class of common stock, and 0.80% of the Issuer's outstanding Series A Depositary Shares (each representing a 1/40th interest in a share of the Issuer's 5.375% Non-Cumulative Perpetual Preferred Stock, Series A), and certain entities in which certain of the Reporting Persons are shareholders and serve as directors hold approximately 4.17% of the outstanding shares of Class A Common Stock and 2.89% of the outstanding Series A Depositary Shares. Each of the Reporting Persons disclaims beneficial ownership of the shares held by those entities.
Number of shares as to which each person has sole or shared power to vote or dispose: Listings of shares of Class B Common Stock with respect to which each Reporting Person has, or may be deemed to have, sole and/or shared power to vote or direct the voting, or to dispose or direct the disposition, are contained in Exhibit B to this Schedule 13D/A.
Transactions in the class effected during the past sixty days: Descriptions of transactions effected during the past 60 days by each of the Reporting Persons are contained in Exhibit C to this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: Descriptions of the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock each Reporting Person may be considered to beneficially own is contained in Exhibit D to this Schedule 13D/A.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Addresses and Principal Occupations
Exhibit B - Number of Shares
Exhibit C - Transaction Description
Exhibit D - Statement and Listing of Shareholders
Exhibit E - Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Amendment No. 5 dated December 19, 2023)

## Signatures
- Frank B. Holding, Jr.: /s/ Frank B. Holding, Jr., Frank B. Holding, Jr. (12/22/2025)
- Hope H. Bryant: /s/ Hope H. Bryant, Hope H. Bryant (12/22/2025)
- Olivia B. Holding: /s/ Olivia B. Holding, Olivia B. Holding (12/22/2025)
- Claire H. Bristow: /s/ Claire H. Bristow, Claire H. Bristow (12/22/2025)
- Carson H. Brice: /s/ Carson H. Brice, Carson H. Brice (12/22/2025)
- Lewis R. Holding II: /s/ Lewis R. Holding II, Lewis R. Holding II (12/22/2025)